

Eric Lerner · 3rd

President at Lawrenceville Plasma Physics and Owner,
Lawrenceville Plasma Physics

West Orange, New Jersey · 117 connections · **Contact info**

Lawrenceville Plasma
Physics

Experience

President
Lawrenceville Plasma Physics

Skills & Endorsements

Research · 17

 Endorsed by **Fereshteh Memarian and 2 others who are highly skilled at this**

Strategic Planning · 15

Alireza (Mehran) Talebitaher and 14 connections have given endorsements for this skill

Simulations · 10

Robert F. Sullivan and 9 connections have given endorsements for this skill

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Recommendations

Received (0)   **Given (1)**

Amgad Mohamed
Lecturer of Engineering
Physics at Zagazig
University
November 10, 2013, Eric
managed Amgad directly

Amgad is an extraordinarily able experimental physicist, did
excellent work and contributed significant insights to our effort.
Also a pleasure to work with.

Interests

Green, Energy & Sustainability Ca...
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Fusion Energy Social Media
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Lawrenceville Plasma Physics, Inc.
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